October 17, 2022

VIA EDGAR

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PropTech Investment Corp. II

Amendment No 3 to Preliminary Proxy Statement on Schedule 14A

Filed September 29, 2022

File No. 001-39758

Ladies and Gentlemen:

This letter sets forth the responses of PropTech Investment Corp. II (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 11, 2022, with respect to Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 29, 2022, File No. 001-39758 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 4 to the Proxy Statement (“Amendment No. 4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 4. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed on September 29, 2022

Risk Factors, page 30

1.	We note your revised disclosure on page 66 in response to comment 2. Please revise to disclose how CF Principal intends to distribute the 10,204,082 shares of Appreciate it will acquire and indicate, if true, that the company may not have access to the full amount available to it under the equity line agreement. With a view to disclosure, advise us whether the investor can engage in short-selling activities.

RESPONSE:

In response to the Staff’s comment, we have revised the risk factor on pages 66 and 67 of Amendment No. 4.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

October 17, 2022

Certain Renters Warehouse Projected Financial Information, Page 131

2.	We note your response to comments 3 and 4 and reissue the comments in part. Please revise to further clarify the key assumptions underlying projections. For example,

●	Do the projections supported by and involving increased marketing investment assume certain amounts of cash available to the company, for example from the trust account or the $100 million commitment facility? If so, would the projections be materially different if such funds are not available due to, for example, high redemption rates or other factors?

●	To what extent are the average customer acquisition costs of $1,500 and $3,125 significantly different from current costs and what are the underlying assumptions for any such changes?

●	What assumptions regarding the expansion of existing institutional clients and addition of new institutional and retail clients through marketing investment were used in projecting the increases in transactions from 1,028 in fiscal year 2022 to 8,778 in 2023?

●	What assumptions, if any, were used regarding changes in inflation and other ongoing uncertainty in the market?

Please revise accordingly.

RESPONSE:

In response to the Staff’s comment, we have revised the first and second bullets on page 135, the first bullet on page 134, and the last paragraph on page 133 of Amendment No. 4.

Fairness Opinion of Northland Securities Inc., page 136

3.	We note your response to comment 5 and revised disclosure on page 72 that the fairness opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Please revise the discussion on pages 12 and 108 or where appropriate to clarify the extent to which the PTIC II Board considered seeking an updated fairness opinion given the passage of time and the lower September projections. Given the material changes to the projections, clarify whether the Board believes the fairness opinion remains valid.

RESPONSE:

In response to the Staff’s comment, we have revised the notice and the disclosure on pages xxiv, xxv, 11, 73, 89 and 107 of Amendment No. 4.

Sincerely,

/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chairman, Co-Chief Executive Officer and President

cc:	Julian J. Seiguer, Kirkland & Ellis LLP
Christian O. Nagler, Kirkland & Ellis LLP
Wayne E. Williams, Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP